UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of February 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Completes Acquisition of Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt and Announces Outlines of Its New Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on February 3, 2015, in Kyoto, Japan

Nidec Completes Acquisition of Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt and Announces Outlines of Its New Subsidiaries

Nidec Corporation (NYSE: NJ, the “Company” or “Nidec”) today announced that it has completed the acquisition of all of the shares in Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt (“GPM”) from its shareholders, through the Company’s subsidiary, Nidec Motors & Actuators (Germany) GmbH (“NMA(G)”), on February 2, 2015 (the “Transaction”). As a result of the Transaction, GPM became a consolidated subsidiary of Nidec, as outlined below:

1.

Outline of New Subsidiaries

A.  Company Names

Germany:	NIDEC GPM GmbH
Brazil:	NIDEC GPM do Brasil Automotiva Ltda.
China:	NIDEC GPM Automotive Pumps (Suzhou) Co. Ltd.
U.S.:	NIDEC GPM North America Corporation

B.  Outline of NIDEC GPM GmbH

(1) Headquarters:

Merbelsrod, Thuringia, Germany

(2) Directors and Officers:

Director and CEO:	Olav Schulte
Director (part-time):	Bunsei Kure (Representative Director, Executive Vice President of the Company)
Director (part-time):	Kazuya Hayafune (Director and First Senior Vice President of the Company)
Director:	Ales Starek
Director:	Michael Grellmann

(3) Principal Locations of Operation:

Merbelsrod, Thuringia, Germany,
Indaiatuba, state of São Paulo, Brazil
Suzhou, Jiangsu Province, China
Troy, State of Michigan, U.S.

(4) Principal Businesses:

Development, manufacturing and sale of pumps and modules for passenger cars and commercial vehicles

(5) Employees:

1,002 (December 31, 2014, consolidated)

2.

Future Operation Policy

GPM, the subject company of the Transaction, is one of the leading automotive pump Tier 1 suppliers in the European market. It develops, manufactures and sells water pumps, oil pumps and module pumps mainly in Europe.

Under the current global trend to strengthen the regulation of CO2 emissions, automotive OEMs are focusing more on developing / producing idling-stop vehicles, hybrid vehicles and electric vehicles. With this background, a significant expansion in demand is expected for mechanical variable water pumps, electrical water pumps (EWP) and electrical oil pumps (EOP), both of which utilize electric motors. The Company expects to further expand its electrical pump business by combining the Company’s motor technology with GPM’s pump technology.

Through this Transaction, the Company expects to further transform its business model from one based solely on motors to one based on modularization / systematization and to accelerate its shift to high value-added businesses.

3.

Effect on Financial Performance for the Current Fiscal Year

Nidec Corporation intends to make appropriate disclosure of the impact of the Transaction described herein on its consolidated financial performance for the current fiscal year and announce any changes to its financial performance forecasts in accordance with the applicable stock exchange rules once such details are determined.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Nidec Group or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully integrating the acquired business with the Nidec Group, the anticipated benefits of the planned transaction not being realized, changes in general economic conditions particularly in the automobile and related product markets, shifts in technology or user preferences for particular technologies, and changes in business and regulatory environments. The Nidec Group does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as may be required by law.

3